Exhibit 99.3
The following table sets forth Deutsche Bank AG’s ratio of earnings to fixed charges for the periods:

	Three months ended	Year Ended	Year Ended
	Mar 31, 2008	Dec 31, 2007	Dec 31, 2006
in € millions, except ratios

Earnings:
1. Income (loss) before income tax expense	(254)	8,749	8,339
2. Add: Fixed charges excluding capitalized interest (line 10)	13,920	59,093	51,452
3. Less: Net income (loss) from equity method investments	86	353	419

4. Earnings including interest on deposits	13,580	67,489	59,372
5. Less: Interest on deposits	4,300	17,371	14,025

6. Earnings excluding interest on deposits	9,279	50,118	45,347

Fixed Charges:
7. Interest Expense	13,861	58,857	51,267
8. Estimated interest component of net rental expense	59	236	185
9. Amortization of debt issuance expense	—	—	—

10. Total fixed charges including interest on deposits and excluding capitalized interest	13,920	59,093	51,452
11. Add: Capitalized interest	—	—	—

12. Total fixed charges	13,920	59,093	51,452
13. Less: Interest on deposits (Line 5)	4,300	17,371	14,025

14. Fixed charges excluding interest on deposits	9,619	41,722	37,427

Consolidated Ratios of Earnings to Fixed Charges:

Including interest on deposits (Line 4/Line 12)	0.98	1.14	1.15

Excluding interest on deposits (Line 6/Line 14)	0.96	1.20	1.21

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income tax expense, less net income (loss) from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.
For the three months ended March 31, 2008, earnings did not cover fixed charges by € 340 million, both including and excluding interest on deposits, as a result of a loss before income tax expense recorded during the period.